SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                10 November, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Interim results - highlights announcement made on
                10 November, 2005





BT Group Half Year Results and Interim Report


Chairman's Statement

The half year results show that we have delivered another good set of financial results and made further progress in transforming the business.

I am pleased to report that we will be paying an interim dividend of 4.3 pence, up 10 per cent on last year, showing our commitment to improving shareholder returns and confidence about the future.

                                          Sir Christopher Bland, 9 November 2005
________________________________________________________________________________

Review

The results show that the transformation of BT is right on track with the delivery of another successful half year. Group revenue increased 5 per cent with continued strong growth in new wave revenue, up 43 per cent, driven by our networked IT services and broadband businesses. Total networked IT services contract wins amounted to GBP8.2 billion over the last 12 months. We now have more than 6.2 million wholesale broadband connections, an increase of 89 per cent compared to last year. This strong new wave growth was offset by a 6 per cent decline in revenue from our traditional businesses.

Group profit before taxation, specific items and leaver costs increased by 3 per cent, with the reduction in net finance costs and improvements in operational efficiency offset by the costs of supporting the growth in new wave activities. Reported profit before taxation, including specific items and leaver costs was 1 per cent higher than last year. Specific items for the half year were GBP82 million (see Note 2) and principally comprise a provision of GBP70 million relating to the costs of creating Openreach, a new line of business. This is part of the final settlement reached with Ofcom following the conclusion of the Telecommunications Strategic Review. Their acceptance of legally binding undertakings offered by BT provides a foundation for certainty and clarity which will deliver further benefits to retail and wholesale customers and shareholders.

Earnings per share before specific items and leaver costs were 9.8 pence, an increase of 5 per cent. Reported earnings per share, including specific items and leaver costs were 2 per cent higher at 8.8 pence.

Net debt has fallen to GBP8.1 billion, 3 per cent below last year. Free cash flow generated in the first half amounted to GBP377 million.

An interim dividend of 4.3 pence per share will be paid on 13 February 2006 to shareholders on the register on 30 December 2005.

The strategy is working well and we continue to deliver our key strategic goals. Our traditional business continues to operate in what remains a challenging environment. Our new wave businesses show strong growth both in the UK and internationally. We expect to continue to see the benefits from our investment in new wave activities and cost transformation plans.

Summarised statements

___________________________________________
Group income statement for the six months ended 30 September
(unaudited)
                                                                2005     2004
                                                                GBPm     GBPm
Revenue                                                        9,605    9,169
                                                               -----    -----
Operating profit                                               1,222    1,301
Net finance costs                                               (242)    (309)
Share of profits (losses) of associates and joint ventures         8      (10)
                                                               -----    -----
Profit before taxation                                           988      982
Taxation                                                        (243)    (251)
                                                               -----    -----
Profit for the period                                            745      731
                                                               =====    =====
Earnings per share
- basic                                                          8.8p     8.6p
- diluted                                                        8.7p     8.5p
Earnings per share before specific items (Note 2)
- basic                                                          9.5p     8.4p
- diluted                                                        9.3p     8.4p
Interim dividend per share                                       4.3p     3.9p
________________________________________________________________________

Group statement of recognised income and expense for the six months ended 30
September
(unaudited)
                                                                  2005    2004
                                                                  GBPm    GBPm
Profit for the period                                              745     731
                                                                 -----   -----
Actuarial gains (losses) on defined benefit pension schemes      1,090    (198)
Revaluation losses                                                  (6)      -
Exchange differences on translation of foreign operations           (4)     16
Tax on items taken directly to equity                             (325)     59
                                                                 -----   -----
Net gains (losses) recognised directly in equity                   755    (123)
                                                                 -----   -----
Total recognised income for the period                           1,500     608
                                                                 =====   =====
__________________________________________________________________________

Group cash flow statement for the six months ended 30 September
(unaudited)
                                                              2005        2004
                                                              GBPm        GBPm
Net cash inflow from operating activities                    2,104       2,581
Net cash used in investing activities                         (767)     (1,063)
Net cash used in financing activities                       (1,138)     (1,333)
Effects of exchange rate changes                                23           2
                                                             -----       -----
Net increase in cash and cash equivalents                      222         187
Cash and cash equivalents at beginning of period             1,310       1,005
                                                             -----       -----
Cash and cash equivalents at end of period                   1,532       1,192
                                                             =====       =====
Free cash flow                                                 377         751
                                                             =====       =====

__________________________________________________________________________

Group balance sheet
(unaudited)                                         30 September      31 March
                                                   2005     2004          2005
                                                   GBPm     GBPm          GBPm
Non current assets                               17,977   17,998        18,212
Current assets                                    9,130    9,544         9,321
                                                 ------   ------        ------
Total assets                                     27,107   27,542        27,533
Current liabilities                              11,596    8,098        12,113
                                                 ------   ------        ------
Total assets less current liabilities            15,511   19,444        15,420
                                                 ======   ======        ======
Non current liabilities                          14,883   20,377        15,325
Equity shareholders' funds (deficit)                579     (981)           45
Minority interests                                   49       48            50
                                                 ------   ------        ------
Total equity                                        628     (933)           95
                                                 ------   ------        ------
                                                 15,511   19,444        15,420
                                                 ------   ------        ------

___________________________________________________________________________


Notes

1 With effect from 1 April 2005, the group moved to reporting its financial results in accordance with International Financial Reporting Standards
     (IFRS) adopted for use in the European Union. On 28 July 2005, the group issued its first quarter results (available at www.btplc.com/Sharesandperformance) which also contained information on the impact of IFRS on comparative periods in advance of the publication of the group's first annual results under IFRS. Details of the group's principal accounting policies under IFRS were also included. The financial information set out in this interim statement has been prepared in accordance with those accounting policies and the directors intend to apply those policies in the preparation of the consolidated financial statements for the year ended 31 March 2006. Additional disclosure on the impact of IFRS at 30 September 2004 is also included in the full interim results statement. As permitted, the group has chosen not to adopt IAS 34 "Interim Financial Statements" and therefore the interim financial results are not in full compliance with IFRS.

2 The results as shown in the summarised income statement are reported inclusive of specific items. Specific items comprise material one off or unusual items, which are separately identified and disclosed. This is consistent with the way that financial performance is measured by management and provides a meaningful analysis of the trading results of the group. Specific items recognised for the six months ended 30 September 2005 were GBP82 million (2004: net profit of GBP8 million) comprising a provision of GBP70 million for the costs required to create a new line of business, Openreach, and property rationalisation costs of GBP12 million.

     This advertisement is a summary of the interim results of BT Group plc ("the group") for the six months ended 30 September 2005. The full interim results statement, including the group's results for the three months ended 30 September 2005, is available on the internet at www.btplc.com/Sharesandperformance. If you have any queries as a shareholder please call Freefone 0808 100 4141.

     BT Group plc
     81 Newgate Street, London EC1A 7AJ
________________________________________________________________________


Independent Review Report to BT Group plc

Introduction

We have been instructed by the group to review the financial information for the six months ended 30 September 2005, which comprises the summarised group income statement, group statement of recognised income and expense, group cash flow statement and group balance sheet at 30 September 2005. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1. As permitted the group has chosen not to adopt IAS 34 "Interim Financial Statements" and therefore the interim financial information is not in full compliance with International Financial Reporting Standards
(IFRS).

As explained in Note 1, the accounting policies are consistent with those that the directors intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS and the International Financial Reporting Interpretations Committee (IFRIC) interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the group for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP, Chartered Accountants
1 Embankment Place
London WC2N 6RH
9 November 2005





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 10 November, 2005